September 15, 2009

Steve Wolosky
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **Adaptec, Inc. ("Adaptec" or "the Company")**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 4, 2009 by Steel Partners II, L.P., et al.**
> **Additional Soliciting Material filed pursuant to Rule 14a-12**
> **Filed on September 14, 2009**
> **File No. 000-15071**

Dear Mr. Wolosky:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. Please provide us with supplemental material that indicates that Steel Partners delivered its signed written consent to Adaptec on September 4, 2009. We note disclosure in the Company's preliminary proxy statement indicating a date of September 3, 2009.

2. We note that you have made statements in your proxy statement and in your soliciting material that appear to directly or indirectly impugn the character,

integrity or personal reputation of Adaptec's Legacy Directors, or make charges of illegal, improper or immoral conduct without adequate factual foundation. The following problematic statements are representative of those that appear in your filing:

- "Given the Company's poor financial performance and the recent history of ill-conceived acquisitions, we do not believe Mr. Sundaresh should be permitted to conduct further speculative acquisitions while stockholder value continues to erode and the current operations lose money."

- "The actions taken last week by the Legacy Directors violate the most basic principles of corporate governance and only serve to disenfranchise stockholders and entrench the Legacy Directors."

- "Specifically, we are referring to the disenfranchisement and entrenchment scheme plotted and carried out by [the Legacy Directors]."

- The Legacy Directors "displayed little, if any, concern for the best interest of the Company's stockholders."

- "The scheme, which we believe was devised in private sessions that excluded four directors, appears to have been designed to preserve Mr. Sundaresh in his position as CEO despite his recent serious performance issues and to entrench the Legacy Directors, who have overseen the destruction of significant stockholder value over the years and have displayed little, if any, concern for the best interests of the Company's stockholders…"

Please do not use these or similar statements without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to Rule 14a-9.

3.   See our last comment above. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Further, refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion.

- "We believe that the Legacy Directors may have taken these actions to pave the way for the Company to make a large acquisition utilizing a significant portion of the Company's cash on hand" and eliminate "Mr. Howard's ability as Chairman to call a special meeting of the Company's stockholders."

- "During the past seven years, the Company has made acquisitions that have resulted in write-offs in excess of approximately $220 million."

- "The Company's acquisition strategy has resulted in significant deterioration to stockholder value."

- Joe Kennedy was "dismissed as the Chief Executive Officer of Omneon, Inc."

Why are we soliciting your consent? page 5

4.   Please explain your statement that you "are not seeking to increase SP II's influence or exert control over the Board." We note that your proposals could increase the influence and control over the Board with the reduction of the size of the Board and the removal of the two current directors.

5.   Explain how Steel Partners plans "to maximize the value of the Common Stock for _all_ stockholders" as you state as one of your goals on page 8.

Reasons for our solicitation, page 8

6.   Please expand on the background description of the contacts between Steel Partners and Adaptec leading up to this solicitation. We note your disclosure that you informed the Legacy Directors that you would be willing to cease this consent solicitation if the Board were to amend the advance notice provisions in the Company's Bylaws to allow you to nominate directors for the upcoming 2009 Annual Meeting and to agree that any acquisition by the Company for a purchase price in excess of $100 million would be put to a stockholder vote. You should describe whether the Company's board of directors responded to contacts made by Steel Partners and if material, the specifics of any discussion between the parties.

7.   Please clarify your statement that the "recent actions taken by the Legacy Directors clearly undermine the settlement agreement that SP II entered into with the Company in December 2008, pursuant to which three new directors joined the Adaptec Board." We note that the Settlement Agreement between Adaptec and Steel Partners terminated immediately following the 2007 Annual Meeting, except as to specific provisions in the Settlement Agreement. Explain why the failure to re-nominate the directors elected as part of the Settlement Agreement

would violate that Agreement at this time. What does the Agreement provide in this regard? Further, explain why you believe the Company will not re-nominate two of the three directors elected as part of the Settlement Agreement. It appears that the Company has not yet filed their proxy statement nominating any directors.

8.   You state that the "Company's acquisition strategy has resulted in significant deterioration to stockholder value" and cite as an example the Company's acquisition of Aristos Logic Corporation which you state "ultimately proved a financial failure with the Company recording an impairment charge of $16.9 million in connection with it." Please provide support for the statement that the acquisition was a "financial failure," clarify whether any of the non-Legacy Directors voted for the transaction and describe any concerns that were voiced by those directors during the deliberations.

9.   Please discuss the provisions in the Company's Bylaws that prohibited Joseph Kennedy from casting "the deciding vote electing himself to this newly created position in direct violation of the Company's Bylaws." Further, discuss the provisions in the Company's Bylaws that allow the Nominating and Governance and Compensation Committees to conduct a vote for Chairman.

10.   You state that the Board replaced "Jack Howard as Chairman of the Board (a non-executive position)" with Joseph Kennedy in a "position in which he would function as an 'executive' Chairman." We note that the Form 8-K filed on September 8, 2009 by Adaptec states that "Mr. Kennedy's role is consultative and advisory and on behalf of the Board in its oversight role, not executive." Please provide support for your statement, or revise.

11.   Please clarify your statement that certain members of the Board engaged in a "unilateral" action that excluded four directors. Explain whether the four directors were present during the Board meeting on August 27, 2009. We note your statement in the letter to shareholders that these actions were taken during a meeting of the full Board of Directors and that the non-Legacy Directors requested to put the Chairman vote off for a few days. Further, clarify your references to a "stockholder representative" and discuss how this representative differs from the other members of the Board who owe fiduciary duties to the Company.

Proposal 1 – The Bylaw Restoration Proposal, page 11

12.   Please expand your disclosure to provide an illustration of how the current Board could amend the Company's bylaws to "limit," "modify," or "diminish" the effect of record holders' consent to the removal of Subramanian Sundaresh and Robert J. Loarie as members of the Board.

Proposal 2 – The Removal Proposal, page 12

13.   Please explain why you have selected Subramanian Sundaresh and Robert J. Loarie for removal from Adaptec's board. We note your statements regarding the actions by the Company's five Legacy Directors. Revise to discuss why you are seeking to remove only two of the five Legacy Directors who are currently on the board.

14.   Please revise the description of the proposal to make clear that security holders may adopt this proposal in part and elect to remove one current director without removing the other director identified in this proposal.

Proposal 3 – Authorized Director Proposal, page 13

15.   Please revise your disclosure to include a discussion of both the positive and negative potential effects of the Authorized Director Proposal on existing security holders of the Company.

16.   Disclosure on this page and elsewhere indicates that "[i]f either Mr. Sundaresh or Mr. Loarie is not removed pursuant to the Removal Proposal, then the size of the Board will remain at nine (9)." It would appear that Board size would remain at nine if both Mr. Sundaresh and Mr. Loarie were removed, and would drop to eight if either Mr. Sundaresh or Mr. Loarie were removed. Please revise the disclosure here and throughout the proxy statement to clarify.

Procedural Instructions, page 16

17.   You state that shareholders may withhold their consent with respect to any of the proposals on the enclosed white consent card by marking the "DOES NOT CONSENT" box, but we note that there is no such option on the proxy card and these instructions differ from the "special instructions" on page 19. Please revise.

Solicitation of Consents, page 16

18.   We note your disclosure that consents may be solicited "by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements." Please also tell us whether the Company plans to solicit via Internet chat rooms, and if so, tell us which websites it plans to utilize. Please confirm that Steel Partners will not include a form of proxy card on any Internet web site until it has filed a definitive proxy statement.

19.   Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule

14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Section 16(a) Beneficial Ownership Reporting Compliance, page 17

20.   You state that "SP II believes that all of the Section 16(a) filing requirements were satisfied by the members of the Group." We note that Steel Partners did not satisfy the Section 16(a) filing requirement when it filed a late Form 4 on October 1, 2009 reporting a transaction that took place on September 23, 2008. Please revise.

Form of Proxy Card

21.   Please revise the proxy card to state in boldface type that the solicitation is being made by Steel Partners II, L.P., Steel Partners Holdings L.P., Steel Partners LLC, Steel Partners II GP LLC, Warren G. Lichtenstein, Jack L. Howard, and John J. Quicke.

22.   See our comment above. You state on the proxy card and in the proxy statement that Proposal 3 is conditioned "in part" upon the effectiveness of Proposal 2. Clearly describe the effect if only one of Messrs. Loarie or Sundaresh is removed, but not the other. Will the conditional element of Proposal 3 be satisfied under those circumstances? It seems so, but we believe the disclosure is not clear on this point and should be revised both on the card and in the proxy statement.

Schedule II

23.   Please update Schedule II to reflect any recent transactions. We note that Steel Partners II LP reported in a Form 4 filed on September 10, 2009 that it acquired shares of common stock on September 8, 2009.

*   *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Jan Woo at (202) 551-3453, Christina Chalk at (202) 551-3263, or to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions